ECOLAND INTERNATIONAL, INC.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423

June 13, 2007

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Ecoland International, Inc., Registration Statement on Form SB-2, Amendment No. 1, Filed April 18, 2007; File No. 333-140396

Dear Mr. Schwall:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated May 4, 2007 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter. Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1. We note that your response letter does not key your responses to our Comments with the corresponding disclosure in your filing. Please note that detailed response letters greatly facilitate our review. Please provide us with a more detailed response letter with your next amendment.

Response: Please find the following response letter where we have addressed each point raised by yourselves and have provided an expanded response in the SB2 along with an explanation, where necessary, in this letter.

2. We note your response to prior comment 5, and we reissue it. Throughout the prospectus, you make references to the business you intend to conduct. Expand your disclosure, particularly under Business and Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss in greater details your specific plans to be able to conduct such operations. Address the specific steps you need to take to be able to distribute the bat guano under your agreement with Sociaf, the amount of funds necessary to complete those steps, the sources of such funds and any regulatory approvals necessary. Please clearly mark where in the prospectus you have addressed each of the points noted in this comment.

Response: All references to this have been removed or modified. The reason for this change is that the company does actually conduct business at present along the lines that are mentioned throughout the document and references to “intend” are improvements/refinements to what we are actually doing at present. Essentially, we have conducted the business at low level to prove our initial business plan, we now are going to the next step.

There are areas of the business where we intend to follow a future course but these have now been identified and the distinction made.

For example, “We plan to produce a granulated coated fertilizer under the Ecoland Guano label. At present we sell guano in a powder form in the same package sizes under the Ecoland Guano label.”

These changes occur in the following areas:

1. In Description of Business: A completely new section has been added after last paragraph (previous version). This now incorporates the areas mentioned in your review question, specifically:

a) How the guano is currently distributed in South Africa, Europe and the intention to expand to USA.

b) The regulatory environment in each of these 3 markets as actually tested by sending product to these countries and our initial steps in USA.

c) The funding for these steps has been provided and is included in the Financial statements in the losses incurred to date. These losses and borrowings to 28 February, 2007 show what funds have been utilized to establish the business.

This falls into the confusion we have caused by using the word “intend” whereas in practice we have been carrying out operations to establish the viability of the business, which has been achieved and so we now embark on the next step.

These initial funds are from shareholders or show commitment of the owners to the business.

2. In Bat Guano Harvesting, Sterilization and Packaging: Minor changes to various sentences to clarify that point that we are at present doing what is described and the reason for this.

Prospectus Summary, page 1

3. Please explain why Mr. Russell resigned as an officer and director of Ecoland on November 4, 2006.

Response: Mr. Russell resigned from the company after he had established the framework for the future business. Prior to his resignation, a dedicated full time director was appointed to develop the company further.

This has been included in the prospectus per your reference.

Risk Factors, page 4

4. We note your response to prior comment 15, and we reissue it. You continue to use risk factor captions that are too vague and generic to adequately describe the risk that follows. For example, simply stating “We are a development stage company” and “We have limited resources to market our dry bar cave bat guano” does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk to be discussed.

Response: Under risk factors a new section has been added to clarify the risks of the business.

The need for a completely new section arose because although reference was made throughout the document to risks faced by the business, there was no summary of these.

These have now been included in a section under “Description of Business”, called “Development Stage Company” where a comprehensive analysis of the qualitative risks facing the business has been added. As a consequence of this, there may be some duplication in the remainder of the document, primarily because this section is a summary, but the overall effect of this in the document is to reinforce the identification of these risks.

Market for Common Equity and Related Stockholder Matters, page 7

5. We note your response to prior comment 23, and we reissue it. Please advise us of your consideration for including a risk factor associated with not declaring or paying dividends. It appears that the salient risk is that investors will realize a return on their investment only if your stock price appreciates, if at all.

Response: All references to dividends have been removed per your observation leaving a clarified statement on the current status of our common stock.

History of Guano, page 9

6. We note your response to prior comment 27. However, it appears you have not provided us with copies of all the objective third party support you cite for the various statements you make in the last paragraph concerning the demand for, and properties of bat guano. For instance, we do not have a copy of Steele, D. Bernie. Bats, Bacteria and Biotechnology. BATS, vol. 7, No. 1:3-4. Also, please ensure to clearly mark the copies to show where in the documents the support lies. We note that the copies of third party support you have provided thus far is not marked at all. Please note that this comment also applies to the similar statements in your Market Analysis section.

Response: This section has been reworked to include relevant references for each paragraph. In addition to this, a separate file has been prepared indicating where the information for each paragraph has been obtained, a brief article extract (highlighted), and a hyperlink to the actual site.

Also, provided are the following PDF documents, as additional support to references made in the SB2.

1. Wickes Focus Garden Monitor, 2004.

2. U.S. Market Profile for Organic Food Products, February 22, 2005.

3. The French Market for Garden Supplies: UK Trade and Industry, 2004

4. The German Market for Lawn and Garden Supplies: US Commercial Service, Germany, July 2005.

5. Test results performed by Bayer Chemical Portugal in association with Sociaf, Lda.

Market Analysis, page 11

7. We note your response to prior comment 30. However, in regards to your previous reference to “research performed in typical retail garden centers in South Africa,” it appears we have yet to receive copies of that research or be told who conducted it. Also, we note your new disclosure that “from experience obtained in Guano Distributors (Pty) Ltd., the selling price of dry bar cave bat guano is $1.75 per pound in two to four pound containers.” Please further explain the nature of this experience. Lastly, we note your disclosure that your “research shows that the current retail price in United States is between $6 to $8 per pound at the retail level, which translates to around $2.00 per pound at the supply/importer level.” Please provide further details regarding this research. For instance, discuss the specific type of research conducted, who designed it, where it was completed, as well as provide us with copies of it.

Response: The report has been modified to indicate that this is the price that Guano Distributors (Pty) Ltd is actually achieving on their sales invoices.

The information on retail prices in the USA has been obtained via an internet search, this is now stated in the report. This was conducted by current Directors.

The overall point we are trying to make in this section is that there is a difference between selling prices and cost prices that make the proposed business viable, without divulging too much information to potential competitors, but at the same time providing a basis, in reality, for our assumptions. That is, our figures are reasonably accurate and can be verified independently.

8. We note your response to prior comment 32, and we reissue. It remains unclear what assumptions underlie your estimates. For instance, you have not provided the assumptions underlying your estimate that you could sell 12,000 tons of bat guano to the commercial and specialty growers in South Africa. See Item 10(d) of Regulation S-B.

Response: This estimate has been clarified by stating that there are no current statistics available for bat guano usage in South Africa as the product is not sold anywhere in the country. This in itself is the opportunity.

As there is no market for the product, the best we can do is provide an estimate based upon current consumption of other animal manures. This in itself indicates that there is a market for animal by-products, and the reason why we believe this can be achieved is because of the nutrient benefits of the guano.

Opportunities; Organic Farming on the Rise, page 11

9. We note your response to prior comment 36. Please provide the basis for your belief “that adding bat guano fertilizer to soil is one of the most effective means to achieve this result.” Also, clarify to which result you refer.

Response: The report now includes a reference, which shows that guano contains beneficial microbial flora that assist the living components of the soil. This “living component” of the soil is the underlying tenet of organic farming, i.e. the farmer needs to utilize what is available in the soil in a natural, non-chemical manner.

Statistics, page 1.2

10. We note your response to prior comment 37. We also note that the copy you provided us of the source you cite is not marked to show where the statistics you note appear. Please provide us with a clearly marked copy.

Response: The report has been modified to give a page number for all references. PDF copies have been made available.

Sale of Shares by Selling Stockholders, page 16

11. We note your response to prior comment 20 in regards to your disclosure that the selling shareholders may engage in short sales of your common stock. Please acknowledge that you will comply with Corporation Finance Telephone Interpretation A.65 to avoid possible Section 5 violations when short selling.

Response: This is now acknowledged.

Liquidity and Capital Resources, page 17

12. We note your response to prior comment 41. Please provide the basis for your belief that you will have sufficient funds to enable the business to continue operations until December 31, 2007.” Also, clearly discuss your plans to continue operations after that time.

Response: The Company does not have any fixed contract expenditures either of a capital nature or other. There are no fixed rental agreements or lease agreements. The expenditures of the Company are of a variable nature and so will fluctuate with the level of business.

At present the Company has a monthly expenditure rate of $8 - $10,000 which can be met from cash resources and from working capital and any shortfall will be met by current shareholders. R. Russell and D.A. Wallace have committed to covering the operating expenses for the extended twelve months ending December 31, 2008.

Critical Accounting Policies, page 19

13. We note your response to our prior comment number 42. Please expand your discussion of your critical accounting policies to include the critical methods, judgments and estimates associated with each policy you have identified. Your disclosure should specifically address why your assumptions and estimates bear of change. Please refer to FJRC 501.14 for guidance.

Response: The requested disclosure has been added.

Certain Relationships and Related Transactions, page 22

14. Revise to provide all of the disclosure required by Item 404 of Regulation S-B. For instance, disclose the approximate dollar value of the amount involved in the action in which you issued shares of your common stock to Messrs. Wallace and Russell.

Response: The required information is set out in the “Description of Business” section.

Financial Statements

General

15. It appears that you have removed the audited historical financial information from your filing. Please provide the required audited historical financial statements with separate interim financial statements to comply with the requirements of Rule 3-10(g) of regulation S-B.

Response: The required financial statements have been included as required under regulation S-B. We have updated the financial statements through February 28, 2007.

Report of Independent Registered Public Accounting Firm, page F-1

16. We note your response to our prior comment numbers 49 and 50. We reissue those comments in their entirety. It remains unclear which year end was subject to audit. The audit opinion refers to the years ended November 30, and we note elsewhere in your document that your year end is May 31. Please contact us if you wish to discuss. The prior comments are reproduced in their entirety as follows:

Prior comment number 49

“The audit opinion contained in your document refers to November 30 as the company’s year end. It appears elsewhere in your document that your year end is May 31. Please have your auditors provide an opinion that addresses their audits of your fiscal year ends, the inception to date period and the apparent subsequent interim six-month period ended November 30, 2006.”

Prior comment number 50

“Please ensure that the fiscal periods audited in the first paragraph of the report are addressed in the opinion paragraph.”

Response: We have obtained an audit opinion from our independent auditors that coincides with the financial statements presented herein.

Consolidated Statement of Operations, page F-3

17. Please identify the periods presented for the 2006 information in your statement.

Response: We have presented the audited financial statements for the year ended May 31, 2006 and the unaudited interim nine months ended February 28, 2007.

Consolidated Statements of Shareholders Equity, page F-4

18. We note your response to our prior comment number 53. It appears from your statement of shareholder’s equity that 40 million shares were issued for services in fiscal year 2006. It further appears based on your disclosure on page 21 of your document that in fiscal 2006, 20 million shares were issued to Mr. Wallace. Please tell us and disclose to whom the remaining 20 million shares were issued to.

Response: As now disclosed in the notes to the financial statements, the additional 20,000,000 shares were issued to Mr. Robert Russell.

Note 1 - Organization and Summary of Significant Accounting Policies Revenue Recognition, page F-7

19. We note your policy concerning revenue recognition. Please refer to SAB Topic 13:A and expand your disclosure to address the criteria considered in this guidance.

Response: The expanded revenue recognition disclosure has been added as requested.

Recently Issued Accounting Pronouncements, page F-9

20. Please modify your disclosure to address more recently issued pronouncements. Specifically address those standards that have been issued and are pending your adoption. Please refer to SAB Topic 11: M for additional guidance.

Response: The Company’s recently issued accounting pronouncements have been updated as requested.

Share based compensation, page F- 10

21. We note your response to our prior comment number 55. We re-issue that comment in its entirety. The comment is reproduced as follows:

Prior comment number 55

“Please explain how you determined the amount reported as common stock issued for services. Please expand your note disclosure to explain in detail how you account for stock-based compensation for employees and non-employees. Refer to SFAS 123 and SFAS 123(R).”

Response: Expanded disclosure has been added to explain in detail how we account for stock-based compensation for employees and non-employees.

Very truly yours,

/s/ David Wallace

David Wallace,
Chief Executive Officer and Chief Financial Office